

September 9, 2011

Via E-mail
Mr. Robert A. McGuinness
Chief Financial Officer
Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201

    Re: **Gold Reserve Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2010
                Filed March 23, 2011
                Form 10-Q for Fiscal Quarter Ended June 30, 2011
                Filed August 12, 2011
                File No. 1-31819

Dear Mr. McGuinness:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Financial Statements

Note 1 – The Company and Significant Accounting Policies, page 33

1.   Tell us the circumstances under which you began reporting on U.S. domestic forms (i.e. indicate whether you ceased to qualify as a foreign private issuer or began reporting on U.S. domestic forms voluntarily) and submit the analysis that you performed as of the last business day of your second fiscal quarter in 2010 in determining whether you qualified as a foreign private issuer as defined in Exchange Act Rule 3b-4. As an exploration or

development stage enterprise reporting on U.S. domestic forms, you should provide the cumulative disclosures prescribed in FASB ASC 915 and Instruction 1 to paragraph (a) of Industry Guide 7, either within your primary financial statements, particularly if U.S. GAAP, or within the GAAP reconciliation prescribed under Item 18 of Form 20-F.

Note 3 – Expropriation of Brisas Project by Venezuela and Related Arbitration, page 35

2.   We understand that you recognized an impairment charge of $150.7 million in 2009 for costs which had been capitalized in connection with the Brisas Project when you lost your rights or ability to continue activity on the property. We note that you are seeking $1.98 billion through arbitration as compensation for your loss and disclose that this amount includes the "full market value" of the rights that you previously held to develop the property. We believe additional disclosure is necessary under this heading or within your GAAP reconciliation information at Note 19 to comply with FASB ASC 450-30-50-1. This should include any details of which you are aware which would aid in revealing the likelihood of realization, such as the amounts ascribed to various components of your claim, the material assumptions underlying your estimate of market value of the property rights, and any information that you have regarding the practices and policies of Venezuelan authorities applied in resolving claims such as yours.

Note 18 – Takeover Defense and Litigation, page 46

3.   Please expand your disclosure under this heading or within your GAAP reconciliation information at Note 19 to indicate the extent to which you regard a loss in resolving the claims made by Rusoro Mining Ltd. and Endeavour Financial International Corporation to be probable, reasonably possible, or remote. This should include your estimates of reasonably possible loss, or range of reasonably possible loss, to comply with FASB ASC 450-20-50. The extent of your accounting for these matters should be clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief